SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
Public Company

PRESS RELEASE

MAIN HIGHLIGHTS OF E&P BRAZIL IN 2002

(Rio de Janeiro, December 30, 2002) — PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil’s biggest oil & gas, petrochemicals and energy company announces to that Average production of oil and natural gas should reach 1,754 thousand barrels of oil equivalent per day during 2002, representing an increase of 12% over 2001 and also a high average of 11% per year over the last five years, more than double the rate of oil companies the size of Petrobras, which is around 1% per year.

During 2002 one record started to be broken after another when average monthly production passed 1,500 thousand barrels of oil and LNG for seven months of the year. In August a new record for monthly production was set at 1,551 thousand barrels per day. The daily production record of 1,616 thousand barrels of oil and LNG was reached on May 12 when, for the first time, the company’s production exceeded 1,600 thousand barrels in Brazil.

At the end of 2002 proven reserves in Brazil calculated on the criteria of the Society of Petroleum Engineers – SPE should be at the impressive level of 11 billion barrels of oil equivalent, almost 14% greater than the proven reserves registered at the end of 2001 and the index of proven reserve replacement should exceed 300%, which means that new volumes are being incorporated which replace more than three times the projected production volume for this year of around 610 million barrels of oil equivalent.

It should be mentioned that the index of Brazil’s proven reserve replacement projected for 2002 was significantly higher than the average of 158% registered from 1998 to 2001, and higher than the indices for other open capital companies of Petrobras’ size which, on average, replaced only 106% of the volume they produced during the same period.

Rio de Janeiro, December 30, 2002.
PETRÓLEO BRASILEIRO S.A. – PETROBRAS
João Pinheiro Nogueira Batista
CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein. The Company is not obliged to update such forecasts in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2002

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.